UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 1)*


                             Firstmerit Corp
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                337915102
                              (CUSIP Number)

                            December 31, 2010
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















CUSIP: 337915102                                                Page 1 of 7

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital World Investors **


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

             5   SOLE VOTING POWER

                  5,495,000


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        5,495,000
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,495,000          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.1%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA

** A division of Capital Research and Management Company (CRMC)








CUSIP: 337915102                                                Page 2 of 7

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Income Fund of America


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

             5   SOLE VOTING POWER

                  NONE


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        NONE
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     NONE          Please note: The Income Fund of America (IFA) no long
     votes the shares held. IFA has delegated voting authority to Capital World Investors, a division of the funds' investment advisor. This amount represented may not reflect the actual holdings of IFA.
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IV







CUSIP: 337915102                                                Page 3 of 7

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 1

Item 1(a)     Name of Issuer:
       Firstmerit Corp

Item 1(b)     Address of Issuer's Principal Executive Offices:
       111 Cascade Plaza  7th Floor
       Akron OH 44308

Item 2(a)     Name of Person(s) Filing:
       Capital World Investors and The Income Fund of America

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       333 South Hope Street
       Los Angeles, CA 90071

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       337915102

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
        (d)     [X]     Investment company registered under section 8
            of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       See pages 2 and 3

       Capital World Investors is deemed to be the beneficial owner of 5,495,000 shares or 5.1% of the 108,801,329 shares of Common
       Stock believed to be outstanding as a result of CRMC acting as
CUSIP: 337915102                                                Page 4 of 7
       investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

       The Income Fund of America, an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company ("CRMC"). CRMC manages equity assets for various investment companies through two divisions, Capital Research Global Investors and Capital World Investors. These divisions generally function separately from each other with respect to investment research activities and they make investment decisions and proxy voting decisions for the investment companies on a separate basis.


Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: One or more clients of Capital World Investors have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Firstmerit Corp. Capital World Investors holds more than five percent of the outstanding Common Stock of Firstmerit Corp as of December 31, 2010 on behalf of each of the following client(s):

       The Income Fund of America

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.









CUSIP: 337915102                                                Page 5 of 7



     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:          February 7, 2011

        Signature:     Robert W. Lovelace***
        Name/Title:    Robert W. Lovelace - Senior Vice
                       President
                       Capital World Investors

        Date:          February 7, 2011

        Signature:     Patrick F. Quan***
        Name/Title:    Patrick F. Quan - Secretary
                       The Income Fund of America, Inc.




        ***By  /s/ Walter R. Burkley
               Walter R. Burkley
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated December 20, 2010 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital World Investors on January 10, 2011 with respect to Georgia Gulf Corporation.


























CUSIP: 337915102                                                Page 6 of 7


                               AGREEMENT

                            Los Angeles, CA


   Capital World Investors ("CWI") and The Income Fund of America ("IFA") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Firstmerit Corp.

   CWI and IFA state that they are each entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

   CWI and IFA are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.

                 CAPITAL WORLD INVESTORS

                 BY:              Robert W. Lovelace***
                                  Robert W. Lovelace - Senior
                                   Vice President
                                   Capital World Investors


                 THE INCOME FUND OF AMERICA

                 BY:              Patrick F. Quan***
                                  Patrick F. Quan - Secretary
                                   The Income Fund of America,
                                   Inc.


***B /s/ Walter R. Burkley
y
     Walter R. Burkley
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated December 20, 2010 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital World Investors on January 10, 2011 with respect to Georgia Gulf Corporation.

















CUSIP: 337915102                                                Page 7 of 7